UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Amendment No. 1

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Tokico Kabushiki Kaisha

(Name of Subject Company)

TOKICO LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Hitachi, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

TOKICO LTD.

1-6-3 Fujimi, Kawasaki-ku, Kawasaki, Kanagawa 210-0011, Japan

+81-44-244-3124

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Legal Division

Hitachi, Ltd.

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

+81-3-3258-1111

Theodore A. Paradise

Davis Polk & Wardwell

Izumi Garden Tower 33F

1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan

+81-3-5561-4421

March 26, 2004

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I    INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	See Exhibit 2.

(b)	Not applicable.

Item 2.	Informational Legends

Included in Exhibit 2.

PART II    INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	See Exhibit 1(*).

(*)	Exhibit 1 was previously furnished to the Commission as part of Form CB on March 29, 2004.

(2)	Not applicable.

(3)	Not applicable.

PART III    CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was previously filed with the Commission on March 29, 2004.

(2)	Not applicable.

PART IV  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Takashi Hatchoji

(Signature)

Takashi Hatchoji Senior Vice President and Executive Officer

(Name and Title)

June 8, 2004

(Date)

Exhibit Index

Exhibit	Description

1. (*)	Press release dated March 26, 2004 regarding Hitachi, Ltd.’s merger with TOKICO LTD. and Hitachi Unisia Automotive, Ltd.

2.	English translation of Notice of the 81st Annual General Meeting of Shareholders of TOKICO LTD. to be held on June 25, 2004.

(*)	Exhibit 1 was previously furnished to the Commission as part of Form CB on March 29, 2004.

Notice of the 81st Annual General Meeting of Shareholders

TOKICO LTD.

June 7, 2004

Regarding the merger between Hitachi, Ltd. and TOKICO LTD.

Hitachi, Ltd. and TOKICO LTD. are Japanese companies. Information distributed in connection with the proposed merger is subject to Japanese disclosure requirements, which are different from those of the U.S. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws in respect of the merger, since the companies are located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

June 7, 2004

Dear Shareholders:

Notice of the 81st Annual General Meeting of Shareholders

You are cordially invited to attend the 81st Annual General Meeting of Shareholders of TOKICO LTD. (hereinafter “the Company”), which will be held as per the schedule below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing via postal mail. In such a case, please first review the Reference Materials presented herein, indicate “for” or “against” for each agenda item shown on the Form for Exercising Voting Rights (to be sent separately at a later date), sign the Form, and return it by postal mail to reach the Company by June 24, 2004. Please note that failure to indicate “for” or “against” in respect of any particular agenda item will be construed as an expression of approval of the proposal contained in that item.

Sincerely yours,

Junzo Kawakami, President TOKICO LTD. 1-6-3 Fujimi, Kawasaki-ku, Kawasaki 210-0011

1.	Date & Time: 10 a.m. on Friday, June 25, 2004

2.	Venue: The Head Office of the Company, at 1-6-3 Fujimi, Kawasaki-ku, Kawasaki 210-0011

3.	Meeting Agenda

(1)	Items to be reported:

Business Report, Balance Sheet, and Statement of Income for the Company’s 81st business term (from April 1, 2003 to March 31, 2004, hereinafter “the Term” as the case may be)

(2)	Items to be resolved:

Item	1: Approval of proposal for appropriation of retained earnings for the 81st business term

Item	2: Approval of proposal for three-way merger agreement among the Company, Hitachi, Ltd., and Hitachi Unisia
Automotive, Ltd.

Refer to the outline of the proposal on pages 20-32 of the enclosed document “Reference Materials for
Exercising Voting Rights.”

Item	3: Approval of appointment of eight directors

Item	4: Approval of payments to retiring directors and corporate auditor in recognition of their services to the Company

Please Note:	If attending the Meeting in person, please bring with you the Form for Exercising Voting Rights and present it at the reception desk.

[Attachment]

Business Report (from April 1, 2003 to March 31, 2004)

1.	Review of Operations (on a nonconsolidated basis)

(1)	Operating performance, and pending issues

The Japanese economy during the business term under review picked up in the export sector due to the recovery in the U.S. economy. Capital investment in the Japanese private sector also began to show some signs of growth. Consumer spending, however, remained sluggish, and the Japanese business environment has not seen the end of the prolonged deflationary depression, partly due to the yen’s appreciation. As a result, the Japanese economy was unable to stage a fully-fledged recovery.

In this environment, the Company strove for the early development and marketing of new products that meet market needs under the banner of our customer-first policy. We also focused on new applications, new markets and new sales channels for existing products, notwithstanding, net sales of the Company for the Term reached ¥67,657 million, a 4.5% decrease from the corresponding period a year earlier. Export sales accounted for ¥13,863 million, or 20% of total sales.

Recurring profit reached ¥2,372 million, or a 32.7% decrease, due to a decline in sales, increased materials costs — particularly steel — and the impact of the yen’s appreciation. We carried out a company-wide initiative to streamline operations and improve efficiency — including improvements in productivity, cost reductions and a reduction in fixed expenses, but these efforts were insufficient to offset the aforementioned negative factors. The Company also registered ¥454 million as an extraordinary loss on amortization of net transitional obligations for retirement benefits resulting from changes in accounting standards. As a result, net income for the Term came to ¥1,111 million, or a year-on-year decrease of 19.1%.

Operations by division are as follows:

Automotive Parts Division

Automobile production in the Japanese market remained above 10 million vehicles for the second consecutive year. The Company increased sales of suspension systems and brake systems for Japanese automobile makers, partly thanks to new orders. Sales of replacement brakes to the consumer market also rose. However, sales of the Automotive Parts Division maintained only a slight year-on-year increase due to a fall in exports, mainly to South Korea, to reach ¥59,596 million, or a 0.6% increase year-on-year. The division’s sales accounted for 88% of the Company’s total sales.

Pneumatic Products Division

Sales of our compact compressors, under the brand name of Hitachi BEBICON, increased amid growing demand for environmental preservation and energy conservation. Sales of the new portable compressor BEBICON also won support from customers. However, the compressor market remained sluggish in the first half of the Term. As a result, sales of the Pneumatic Products Division stood at ¥7,438 million, or a 2.5% year-on-year decrease. The division’s sales accounted for 11% of the corporate total.

Other divisions

Sales of the Real Estate Division were good during the Term. As a result, the division’s sales were almost flat from the previous year, at ¥622 million (up 0.4% year-on-year). Sales of the Real Estate Division accounted for 1% of total sales.

Against the background of increasing geopolitical risk and unclear prospects for the yen’s exchange rate, the outlook for the Company’s business environment is unclear, although the overall business recovery is likely to continue.

In this environment, the Company will maintain its customer-first policy and work on the development of advanced technology products with good growth and revenue potentials. The Company will also actively develop its business in China and work to create a worldwide supply system to reinforce its business on a global scale. Furthermore, the Company will focus on the reinforcement of product competitiveness, high product quality and production efficiency. For financial measures, the Company will carry out a drastic reform of its earnings structure and cash-flow-based operation, and promote the reduction of total assets to make the most of its management resources. These measures will lead to reinforcing the Company’s business base.

The Company has concluded a basic agreement on a merger with Hitachi, Ltd. and Hitachi Unisia Automotive, Ltd. as of October 1, 2004.

This agreement aims to consolidate the pertinent operations of the three companies to integrate technologies and know-how. A successful merger will achieve competitive operation under a uniform strategy through the aggressive and efficient application of technological expertise and corporate resources. The merger will also allow the new company to aim at becoming a leading system supplier. For our compressor business, the Company will seek synergy effects in the areas of technology, quality and production in cooperation with automotive manufacturers, and will strive to reinforce its competitiveness.

In conclusion, we ask for your continuing support and understanding in our ongoing endeavors.

(2)	Capital investment

The Company made capital investment totaling ¥3,214 million during the Term. The major appropriations of the funds are as follows:

•	Disk brake production equipment with the aim of higher efficiency: Yamanashi Plant

•	Suspension production equipment with the aim of higher efficiency: Fukushima Suspension Plant, Sagami Suspension Plant

(3)	Fundraising

During the Term, the Company did not issue new shares and bonds to raise funds. The Company also had no borrowings at the end of the Term.

(4)	Business performance and changes in assets

The table below indicates business performance and changes in assets for the term under review and the preceding three years.

Although net sales of the Company have continued to decrease over the past three years amid the prolonged depression, recurring profit increased as a result of our concerted efforts. Business performance for the Term under review is as stated in (1) Operating performance, and pending issues

Item	Fiscal 2000 (78th business term)	Fiscal 2001 (79th business term)	Fiscal 2002 (80th business term)	Fiscal 2003 (the reporting business term)
Net sales (¥ million)	75,376	73,600	70,862	67,657
Ordinary income (¥ million)	2,509	3,028	3,524	2,372
Net income (¥ million)	1,120	1,510	1,374	1,111
Earnings per share (¥)	8.74	11.93	10.97	9.44
Total assets (¥ million)	78,913	76,351	71,685	68,173
Shareholders’ equity (¥ million)	43,441	42,687	38,592	39,447

Notes:

1.      Earnings per share for fiscal 2000 (78th business term) is calculated based on the total number of outstanding shares of the Company at the end of the term.

2.      Earnings per share since fiscal 2001 (79th business term) has been calculated based on the average number of shares outstanding, subtracting the average number of shares in treasury during the Term.

3.      Total assets and shareholders’ equity for fiscal 2001 (79th business term) are adjusted for the merger with TOKICO FUKUSHIMA LTD. as of October 1, 2001.

4.      In fiscal 2002 (80th business term), the Company spun off the Electronic and Measuring Division as a subsidiary under the name of TOKICO TECHNOLOGY LTD., with effect from October 1, 2002.

5.      Earnings per share since fiscal 2002 (80th business term) has been calculated on the basis of net income figures excluding directors’ bonuses.

2.	Overview of the Company (as of March 31, 2004)

(1)	Major lines of business

The Company’s divisions operate the following major lines of business.

Division	Description of business
Automotive Parts Division	Production and marketing of shock absorbers, suspension struts, electronics-controlled suspension systems, gas springs, disk brakes, drum brakes, brake cylinders, vacuum servo systems, railway equipment, and earthquake-absorbing and earthquake-control systems

Pneumatic Products Division	Production and marketing of compact compressors

Other divisions	Leasing real estate

Note:	In addition to the above divisions, the Company engages in construction work ancillary to the installation of its products.

(2)	Major shareholders

Total number of shares authorized to be issued:	200,500,000 shares
Total number of shares issued and outstanding:	112,598,019 shares
Number of shareholders:	18,808 shareholders
Major shareholders (top ten)

Shareholder’s name	Investment in the Company		The Company’s investment in the shareholder
	Number of shares held (shares)	Ratio of voting rights (%)	Number of shares held (shares)	Ratio of voting rights (%)
Hitachi, Ltd.	26,952,434	24.18	—	—
Chuo Shoji Ltd.	20,228,083	18.14	—	—
The Master Trust Bank of Japan, Ltd. (trust account)	3,741,000	3.36	—	—
Japan Trustee Services Bank, Ltd. (trust account)	2,626,000	2.36	—	—
Toyota Motor Corporation	1,657,672	1.49	634,407	0.02
Hiroshi Tsunoda	1,433,000	1.29	—	—
TOKICO Employee Shareholding Association	1,171,132	1.05	—	—
Sompo Japan Insurance Inc.	985,000	0.88	—	—
Isamu Kusaba	806,000	0.72	—	—
Manulife Life Insurance Company (158599)	798,000	0.72	—	—

(3)	Acquisition of the Company’s own shares, and disposition and holding of shares in treasury

Acquisition:
• Ordinary shares:	31,205 shares
• Total acquisition cost:	¥9 million
Disposition:
• Ordinary shares:	1,397 shares
• Total disposition cost:	No cost
Lapsed shares:
• Ordinary shares:	none
Shares held at term-end:
• Ordinary shares:	162,441 shares

Note: The	Company held 132,633 ordinary shares in treasury as of March 31, 2003, the previous term-end.

(4)	Employees

Number of employees	Decrease during the term	Average age	Average years of service
2,196	32	42.3 years old	19.5 years

(5)	Business combination

The Company has a close technical association with Hitachi, Ltd. The Company entrusts marketing of compact compressors to the Hitachi group.

The Company’s major subsidiaries and their roles in the group, are as follows:

Corporate name	Capital	Voting rights of the Company	Major lines of business
TOKICO TECHNOLOGY LTD.	¥2.5 billion	100%	Design, construction, control and subcontracting of building works, and production, marketing, repair and after-sales service of built-in measurement equipment

TOKICO (USA) INC.	US$40 million	100%	Production and marketing of automotive equipment

Notes: 1. The	Company has 10 consolidated subsidiaries including the above two significant subsidiaries.

2.	The Company achieved net sales of ¥125,158 million on a consolidated basis and net income of ¥2,651 million for the Term.

(6)	Main offices

Name	Location	Name	Location
Head Office (central office)	Kawasaki-ku, Kawasaki	Marketing Division	Kawasaki-ku, Kawasaki

Research Laboratory	Kawasaki-ku, Kawasaki	Kansai Area Operations	Kita-ku, Osaka

Suspension Plant (Fukushima)	Date-gun, Fukushima	Chubu Area Operations	Nakamura-ku, Nagoya

Suspension Plant (Sagami)	Ayase, Kanagawa	Chugoku Area Operations	Naka-ku, Hiroshima

Yamanashi Plant	Minami-Alps City, Yamanashi	Hamamatsu Area Operations	Hamamatsu, Shizuoka

Pneumatic Plant	Ayase, Kanagawa

(7)	Directors and corporate auditors

Names of directors and corporate auditors

* Junzo Kawakami, President and Representative Director

Tetsuo Haraikawa, Senior Executive Managing Director	Division Executive, Automotive Parts Division

Mitsumasa Yamaya, Executive Managing Director	In charge of quality assurance and production engineering departments

Isao Arimura, Executive Managing Director	In charge of administrative department

Kunio Ishida, Executive Managing Director	President and CEO, TOKICO (USA) INC.

Masahiro Suzuki, Executive Managing Director	General Manager, Automotive Parts Division

Masami Ono, Board Director	General Manager, Automotive Parts Division

Harutsugu Ushiota, Board Director	Division Executive, Pneumatic Products Division

Mitsuru Takegoshi, Board Director	General Manager, Automotive Parts Division

* Katsukuni Hisano, Board Director	Executive Vice President and Executive Officer, Hitachi, Ltd. President, Hitachi Unisia Automotive, Ltd.

* Kazuaki Shimizu, Corporate Auditor (standing)

Susumu Watanabe, Corporate Auditor	Adviser, Chuo Shoji Ltd.

* Hiroshi Yamauchi, Corporate Auditor	Senior Manager, Board of Directors Office, Hitachi, Ltd.

Kazumichi Fujimura, Corporate Auditor	Director, Finance Dept., Hitachi, Ltd., Automotive Systems

Notes: 1.	Directors and corporate auditors marked with an asterisk assumed office after election at the 80th general meeting of shareholders of the Company held on June 26, 2003.

2.	Directors Reiji Tagaya, Hideo Odagiri and Kunie Kaneko, and Corporate Auditors Takao Tamafuji and Makoto Ebata retired from office at the close of the 80th general meeting of shareholders of the Company held on June 26, 2003.

3.	Katsukuni Hisano is an outside director as prescribed in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

4.	Hiroshi Yamauchi and Kazumichi Fujimura are outside auditors as prescribed in Article 18, Paragraph 1 of the Law Regarding Special Measures of the Commercial Code Concerning Auditors for Corporations.

5.	Executive Managing Director Kunio Ishida of the Company retired from the post of President of TOKICO (USA) INC. on May 13, 2004

Remuneration paid to directors and corporate auditors (fiscal 2003)

(million of yen)

	Remunerations		Bonuses		Retirement payment
Position	Number of persons paid	Amount paid	Number of persons paid	Amount paid	Number of persons paid	Amount paid
Director	13	185	11	60	2	162
Corporate Auditor	6	18	—	—	1	7
Total	19	203	11	60	3	169

Notes: 1.	Three directors, who retired during the Term, are counted for the above-mentioned remuneration and bonuses, and among the number of persons paid.

2.	Two corporate auditors, who retired during the Term, are counted among the above-mentioned number of persons to whom remuneration was paid.

3.	Remuneration paid to the above-mentioned directors include amounts equivalent to salaries for services provided by persons who simultaneously hold directorships and operational management positions.

4.	By a resolution at a general meeting of shareholders of the Company, it has been decided to limit the monthly remuneration amounts for directors and corporate auditors to within ¥18 million and ¥5 million, respectively.

5.	The above-mentioned bonuses were paid in accordance with a resolution on appropriation of retained earnings approved at the general meeting of shareholders of the Company held on June 26, 2003.

6.	The Company pays no bonuses to corporate auditors.

The figures for monetary values in this business report have been rounded down. Figures for ratios and percentages have been rounded off.

Balance sheet

As of March 31, 2004

Millions of yen
ASSETS
Current assets:
Cash on hand and in banks	¥5,895
Notes receivable – trade	508
Accounts receivable – trade	16,763
Consigned goods	22
Finished products	658
Semi-finished products	833
Raw materials and supplies	155
Work in process	955
Loans to subsidiaries and affiliates	460
Deferred tax assets	2,069
Deposits to subsidiaries and affiliates	5,800
Other current assets	325
Allowance for doubtful receivables	(7)

Total current assets	34,440

Fixed assets:
Tangible fixed assets -
Buildings	5,411
Structures	507
Machinery and equipment	9,022
Vehicles	22
Tools, furniture and fixtures	1,346
Land	1,852
Construction in progress	68

Total tangible fixed assets	18,230
Intangible assets -
Software	266

Total intangible assets	266
Investments and other assets -
Investments in and advances to subsidiaries	10,662
Investment securities	3,893
Long-term loan receivables	43
Other	652
Allowance for doubtful receivables	(15)

Total investments and other assets	15,236

Total fixed assets	33,733

Total assets	¥68,173

Notes:	1. Short-term credits claims on subsidiaries	¥4,174 million
	Short-term debts to subsidiaries	¥2,049 million
	2. Accumulated depreciation of tangible fixed assets	¥63,752 million
	3. Guarantee obligations	¥2,034 million
	4. Net assets pursuant to stipulations in Article 124, Item 3 of the Enforcement Regulations of the Commercial Code.	¥2,057 million
5. Amounts less than ¥1 million are omitted.

As of March 31, 2004

Millions of yen

LIABILITIES
Current liabilities:
Accounts payable – trade	¥10,799
Accounts payable – other	2,789
Income taxes payable	453
Consumption tax payable	115
Accrued expenses	4,746
Advance received	60
Deposits received	575
Allowance for warranty claims	864
Other current liabilities	364

Total current liabilities	20,769

Long-term liabilities:
Deferred tax liabilities	256
Reserve for employees’ retirement benefits	7,700

Total long-term liabilities	7,956

Total liabilities	28,726

SHAREHOLDERS’ EQUITY
Common stock	8,162
Capital surplus:
Appropriation for statutory reserve	2,040
Remaining portion	3,834

Total capital surplus	5,875

Retained earnings:
General reserve	21,873
Unappropriated retained earnings	1,530

Total retained earnings	23,403

Unrealized gain on securities	2,057
Treasury stock, at cost	(51)

Total shareholders’ equity	39,447

Total liabilities and shareholders’ equity	¥68,173

Statement of income

For the year ended March 31, 2004

Millions of yen
Net sales	¥67,657
Cost of sales	58,262
Selling, general and administrative expenses	6,860

Operating income	2,535

Non-operating income:
Interest and dividend income	402
Other	156

Total non-operating income	559

Non-operating expenses:
Interest expenses	139
Other	582

Total non-operating expenses	722

Ordinary income	2,372

Extraordinary losses:
Amortization of net transition obligation of accounting standard for retirement benefits	454

Income before income taxes	1,918

Income taxes:
Current	895
Deferred	(89)

Net Income	1,111

Unappropriated retained earnings at the beginning of the period	868
Interim dividends	449

Unappropiated retained earnings at the end of the period	¥1,530

Notes:	1. Transactions with subsidiaries –
	Sales	¥ 9,839 million
	Purchases	¥ 5,917 million
	Non-trading	¥ 521 million
	2. Earnings per share	¥ 9.44
3. Amounts less than ¥1 million are omitted.

Summary of significant accounting policies

1.	Securities

Trade-purpose securities: stated at fair value

Investments in subsidiaries: stated at moving-average cost

Available-for-sale securities:

With market quotations: stated at fair value based on market prices at the balance sheet date (unrealized gains are directly charged to shareholders’ equity in lump-sum)

Without market quotations: stated at moving-average cost

2.	Inventories

Consigned goods, and finished and semi-finished products: stated at lower of cost or market utilizing the first-in, first-out method

Raw materials and supplies: stated at lower of cost or market utilizing the moving-average method

Work in progress: stated at lower of cost or market based on specific identification

3.	Tangible fixed assets: depreciated using the declining-balance method, excepting buildings and structures acquired on or after April 1, 1998, to which the straight-line method is applied. Attached facilities to such buildings and structures, however, are depreciated by the declining-balance method.

4.	Intangible assets: amortized using the straight-line method

5.	Allowance for warranty claims: provided in an amount of estimated costs required for free-of-charge product repair during the period between the beginning of the next term and the end of the warranty periods in question, in line with warranty contracts. The allowance falls into the category of reserves as defined in Article 43 of the Enforcement Regulations of the Commercial Code.

6.	Reserve for employees’ retirement benefits: provided on the basis of projected retirement benefit liabilities and fair value of plan assets as of the balance sheet date. Transition obligations are charged to income in a fixed amount over 5 years, and actuarial shortfall is amortized using the fixed-amount method over 5 years beginning with term following that when they are recognized. For directors and corporate auditors, provision is made in line with our internal regulations. Reserve for directors’ retirement benefits amounts to ¥248 million at the term-end, which is included in accrued severance and retirement benefit obligations. Reserve for directors’ retirement benefits falls into the category of reserves as defined in Article 43 of the Enforcement Regulations of the Commercial Code.

7.	Consumption taxes: excluded from amounts posted under income statements

8.	Beginning with the reporting term, calculations are made in line with revisions to the Enforcement Regulations of the Commercial Code.

Proposal for the appropriation of retained earnings

Yen
Unappropriated retained earnings at the end of the period	¥1,530,877,570

It is proposed that these funds be appropriated as follows:
Cash dividends (¥4 per share)	449,742,312
Bonuses to directors	50,000,000
General reserve	500,000,000

Unappropriated retained earnings carried forward	¥531,135,258

Notes:	1. On December 5, 2003 the Company paid an interim dividend in the amount of ¥4 per share.
2. Cash dividend is calculated on the basis of the average number of shares outstanding, subtracting 162,441 shares in treasury.

EXHIBIT I

Audit report of independent certified public accountants

May 14, 2004

To: The Board of Directors of Tokico Ltd.

We have made an examination, under the provisions of Article 2 of “The Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha,” of the Balance Sheet, Statement of Income, Business Report (as to accounting information only), Proposal for Appropriation of Retained Earnings, and Supplemental Schedules (as to accounting information only) of Tokico Ltd. (“the Company”), with respect to its 81st fiscal period beginning on April 1, 2003 and ending on March 31, 2004. Our examination with respect to the Business Report and Supplemental Schedules was limited to the information therein derived from the Company’s books of account. These accounts and the supplemental schedules were prepared under the responsibility of the management and our role is to express an opinion towards these accounts and supplemental schedules from an independent viewpoint.

In performing the above examination, we have followed the auditing standards generally recognized as fair and appropriate in Japan. These auditing standards require us to provide a reasonable judgment as to whether there are any materially false presentations in these accounts and supplemental schedules. We basically conduct a test in our auditing process where we evaluate the accounting policies and the applications thereof and the estimates computed by the management, and review the comprehensive presentation of the accounts and the supplemental schedules. We believe that we have obtained a reasonable basis for us to express an opinion on the results of our audit. These auditing procedures also include the audits conducted on the subsidiaries which we considered necessary.

Our opinions, based on these examinations, are as follows:

(1)	The above-mentioned Balance Sheet and Statement of Income properly present the conditions concerning assets of the Company and its profit and loss in compliance with applicable laws and regulations and the Company’s Articles of Incorporation.

(2)	The Business Report (as to the accounting information only) properly presents the conditions of the Company in compliance with applicable laws and regulations and the Company’s Articles of Incorporation.

(3)	The above-mentioned Proposal for Appropriation of Retained Earnings is in conformity with applicable laws and regulations and the Company’s Articles of Incorporation.

(4)	There are no matters that the auditors are required to mention with respect to the above-mentioned Supplemental Schedules (as to accounting information only) in accordance with applicable provisions of the Commercial Code.

We do not have any interest in or relationship with the Company disclosure of which is required under the applicable provisions of the Certified Public Accountants Law.

Hisayoshi Kitano Certified Public Accountant

Isao Kishikawa Certified Public Accountant

EXHIBIT II

Board of corporate auditors’ report

May 18, 2004

Having been reported to by each Corporate Auditor on the method and results of the audit in regard to the performance of duties by the directors of Tokico Ltd. (“the Company”) for the 81st fiscal year (beginning on April 1, 2003 ending March 31, 2004), the Board of Corporate Auditors of the Company has prepared this Audit Report, and reports as follows:

1. Outline of Method of Examination

In accordance with the policy of audit and the assignment prescribed by the Board of Corporate Auditors, each Corporate Auditor participated in meetings of the Board of Directors and other important meetings of the Company, received reports from the directors, etc. on matters relating to the business operations of the Company, read important approval documents, etc., investigated at the head office and the major places of business of the Company into matters relating to the management of the Company’s business and the status of property thereof, and requested subsidiaries to report on business as considered necessary. We also received reports and explanations from the independent certified public accountants and examined the contents of the Company’s financial documents and supplemental schedules.

We requested reports from directors, etc. as necessary, in addition to the above method of audit, for matters such as those concerning the directors’ involvement in transactions competitive with the Company’s business and in transactions which may conflict with the Company’s interests, the Company’s bestowing benefits, the Company’s unusual transactions with subsidiaries and shareholders and the Company’s acquisition or disposal of its treasury shares, and investigated such transactions in detail.

2. Results of Examination

We are of the view:

(1)	that the method and results of the audit conducted by certified public accountants Hisayoshi Kitano and Isao Kishikawa, the Company’s independent certified public accountants, are appropriate;

(2)	that the contents of the Business Report (other than accounting information) present fairly the conditions of the Company as required by relevant laws and regulations and the Articles of Incorporation of the Company;

(3)	that there are no matters which we are required to mention in the Proposal for Appropriation of Retained Earnings in the light of the financial conditions of the Company and other circumstances;

(4)	that the Supplemental Schedules (other than accounting information) properly contain information required to be contained therein and that there are no matters which we are required to mention; and

(5)	that in connection with the performance of duties by the directors, including their duties relating to subsidiaries, we did not find any unlawful act or any material fact which constitutes a violation of laws and regulations or the Articles of Incorporation of the Company. Further, with respect to matters such as the directors’ involvement in transactions competitive with the Company’s business and in transactions which may conflict with the Company’s interests, the Company’s bestowing of benefits and the Company’s unusual transactions with subsidiaries and shareholders, and the Company’s acquisition or disposal of its own stocks, we are of the opinion that there was no breach of obligation by directors.

Kazuaki Shimizu (seal)

Standing Corporate Auditor

Susumu Watanabe (seal)

Corporate Auditor

Hiroshi Yamauchi (seal)

Corporate Auditor

Kazumichi Fujimura (seal)

Corporate Auditor

Note:	Messrs. Hiroshi Yamauchi and Kazumichi Fujimura of Corporate Auditors are outside auditors as provided for in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.”

Referential Documents Regarding the Exercise of Voting Rights

1.	Total number of voting rights: 111,480

2.	Explanations of items to be discussed:

Item 1:	Approval of proposal for appropriation of retained earnings for the 81st business term (April 1, 2003 - March 31, 2004)

Please refer to page 12 of this document for information on the substance of the proposal.

After considering the Company’s performance over the reporting period as well as the importance of strengthening our corporate position and carrying out further business development, we have decided to follow a basic policy of continuing to distribute dividends that are both reasonable and ensure sufficient internal reserves to build and maintain a stable management base.

We propose the payment of a total dividend of ¥8.00 per share for the Term, which includes the interim dividend of ¥4.00 per share.

In addition, we propose the payment of bonuses to directors in the amount of ¥50,000,000.

Item 2:	Approval of proposal for three-way merger agreement among the Company, Hitachi, Ltd., and Hitachi Unisia Automotive, Ltd.

1. Reasons for seeking approval of merger agreement

The Board of Directors of TOKICO LTD. having determined to effect a merger with Hitachi, Ltd. and Hitachi Unisia Automotive, Ltd., effective October 1, 2004, the representatives of the Company signed a merger agreement with the representatives of the other two proposed partners to the merger on May 25, 2004, and we hereby seek the approval of the Company’s shareholders in ratification of the said agreement.

Since its establishment in 1937, the Company has operated as a comprehensive manufacturer of control components and systems for motor vehicles, principally suspension systems and braking systems. In this capacity, the Company has built a firm position for itself in the industry, to the point where it supplies components to all Japanese automakers as well as many other leading vehicle manufacturers around the globe, most notably Ford and Daimler-Chrysler. It is also one of the leading companies in the field of compressors.

Meanwhile, Hitachi, Ltd. first developed electric actuator motors for vehicle use in 1930, and in the intervening three-quarters of a century the company has expanded the range of components it supplies to vehicle makers to include engine management systems, electric power trains, vehicle-mounted GPS and other information technology equipment, and many others. The Automotive Systems Business has grown into one of the business fields on which the Hitachi Group places a focus, aiming to expand its business scale continuously.

Hitachi Unisia Automotive, Ltd., a wholly owned subsidiary of Hitachi, Ltd., operates in the fields of engine management systems, steering systems, braking systems, variable valve actuation systems, and others, taking advantage of its high-level expertise in the fields of hydraulics and electronic control systems, which it has effectively combined to produce a superior technology. The company also possesses excellent know-how in the application of its expertise to automotive use.

The Company, an equity-method affiliate of Hitachi, Ltd., has long cooperated with Hitachi and Hitachi Unisia in various projects, including the commercialization of a vehicle distance-control system and joint development of electrically-powered brakes, as well as in joint marketing and order receipt systems.

In recent years, however, the rapid increase in global procurement has meant that companies cannot succeed without effective supply systems that meet their users’ needs on a global scale. On the technology front, too, companies in the automotive systems field are being required to present total solutions rather than individual products, in response to the growing popularity of environmentally friendly vehicles such as hybrid electric cars, as well as to the dramatic progress being made in the sophistication of electronic systems.

Amid this operating environment, the management of the Company have decided that the most effective way of ensuring corporate growth and enhancing business opportunities is to pool the Company’s management resources with those of Hitachi, Ltd. and Hitachi Unisia Automotive, Ltd., the managements of whom have a firm grasp of the Company’s business environment and share many of its strategic goals and methods. By this means, it is believed, advantages will be realized in the areas of innovation, the acquisition of technological expertise, product quality, cost-cutting, and the speed of management decision-making, thereby achieving greater competitiveness. For these reasons, the management of the Company have determined to embark on the proposed merger.

Following the merger, the business operations of the three companies will be gradually amalgamated and standardized, and the various technologies and know-how will be pooled where appropriate. A common strategy will be devised and a competitive business operation will be realized. Through the dynamic and efficient exploitation of the technical and management resources that have been accumulated up to now by the three partners, the resulting combined automotive business is certain to carve out for itself a solid and high-profile presence in the industry. In this way, we will become the leading company in the car electronics industry, and will increase our enterprise value, to the benefit of shareholders.

We would like all shareholders to carefully examine this merger proposal, to appreciate the advantages it will realize for all parties involved, and to approve this proposal.

2.	Merger contract document

AGREEMENT FOR MERGER (copy)

Hitachi, Ltd. (hereinafter referred to as “Hitachi”), TOKICO LTD. (hereinafter referred to as “Tokico”) and Hitachi Unisia Automotive, Ltd. (hereinafter referred to as “Unisia”) hereby enter into an agreement for merger (hereinafter referred to as the “Agreement”) as follows:

Article 1 (Manner of merger)

Hitachi, Tokico and Unisia shall merge, upon which Hitachi shall continue to exist while Tokico and Unisia shall be dissolved.

Article 2 (Date of merger)

The date of merger shall be October 1, 2004; provided, however, that such date may be changed upon consultation among Hitachi, Tokico and Unisia when necessary.

Article 3 (Total number of shares to be issued upon merger and allotment thereof)

Hitachi shall allocate 44,621,350 shares of common stock to the shareholders (including beneficial shareholders, the same applies hereinafter) recorded on Tokico’s register of shareholders (including register of beneficial shareholders, the same applies hereinafter) at the close of business on the day immediately preceding the date of merger at the rate of 0.521 share of Hitachi for each share of Tokico’s common stock; provided, however, that Hitachi will not make an allotment of shares for 26,952,434 shares of Tokico held by Hitachi itself. Hitachi shall use treasury stocks instead of issuing new shares for all the shares allocated upon merger.

2.	Since Hitachi holds all of the outstanding shares of Unisia, Hitachi shall not allocate its shares for those of Unisia.

3.	The dividend on Hitachi’s shares allocated pursuant to the paragraph 1 of this Article shall accrue from the date of merger.

4.	Shareholders of Tokico shall submit all of the share certificates of Tokico’s shares owned by them to Tokico.

Article 4 (Stated capital, reserves, etc. to be increased upon merger)

The respective amounts of Hitachi’s capital stock, capital reserve, earned surplus reserve and retained earnings to be increased upon merger shall be set forth below:

(1)	Capital stock

The capital stock shall not increase upon merger.

(2)	Capital reserve

The amount of capital reserve to be increased upon merger shall be the sum of (a) and (b) shown below:

(a)	The amount of excess relating to Tokico as provided for in Article 288-2, paragraph 1, item 5 of the Commercial Code of Japan (excluding the aggregate of the book value of Tokico shares held by Hitachi as provided for in the proviso clause of Article 3, paragraph 1) less the amounts provided for in items (3)(a) and (4)(a) of this paragraph.

(b)	The amount of excess relating to Unisia as provided for in Article 288-2, paragraph 1, item 5 of the Commercial Code of Japan (excluding the aggregate of the book value of Unisia shares held by Hitachi as provided for in Article 3, paragraph 2) less the amounts provided for in items (3)(b) and (4)(b) of this paragraph.

(3)	Earned surplus reserve

The amount of earned surplus reserve to be increased upon merger shall be the sum of (a) and (b) shown below:

(a)	Such amount of earned surplus reserve stated in Tokico’s balance sheet at the close of business on the day immediately preceding the date of merger.

(b)	Such amount of earned surplus reserve stated in Unisia’s balance sheet at the close of business on the day immediately preceding the date of merger.

(4)	Retained earnings

The amount of retained earnings to be increased upon merger shall be the sum of (a) and (b) shown below; provided, however, that the item by which such amount to be reserved and the amount shall be determined upon consultation among Hitachi, Tokico and Unisia.

(a)	Such amount of retained earnings stated in Tokico’s balance sheet at the close of business on the day immediately preceding the date of merger.

(b)	Such amount of retained earnings stated in Unisia’s balance sheet at the close of business on the day immediately preceding the date of merger.

2.	If the amount of excess relating to Tokico as provided for in Article 288-2, paragraph 1, item 5 of the Commercial Code of Japan (excluding the aggregate of the book value of Tokico shares held by Hitachi as provided for in the proviso clause of Article 3, paragraph 1) is less than the sum of the amounts provided for in (3)(a) and (4)(a) of the preceding paragraph, the amount provided for in (4)(a) shall be such amount of excess less the amount provided for in (3)(a), instead of the amount of retained earnings stated in Tokico’s balance sheet at the close of business on the day immediately preceding the date of merger.

3.	If the amount of excess relating to Unisia as provided for in Article 288-2, paragraph 1, item 5 of the Commercial Code of Japan (excluding the aggregate of the book value of Unisia shares held by Hitachi as provided for in Article 3, paragraph 2) is less than the sum of the amounts provided for in (3)(b) and (4)(b) of paragraph 1, the amount provided for in (4)(b) shall be such amount of excess less the amount provided for in (3)(b), instead of the amount of retained earnings stated in Unisia’s balance sheet at the close of business on the day immediately preceding the date of merger.

4.	The amounts provided for in items (2), (3) and (4) of this Article, paragraph 1 may be amended upon consultation among Hitachi, Tokico and Unisia in view of the states of property of Tokico and Unisia as of the day immediately preceding the date of merger.

Article 5 (Succession of corporate assets)

Based on the balance sheets and other accounts of Tokico and Unisia closed on March 31, 2004, Hitachi shall acquire all of their assets, liabilities, rights and obligations on the date of merger after making appropriate additions to and reductions from them for the period between March 31, 2004 and the date of merger.

2.	Tokico and Unisia shall provide Hitachi with separate statements that show any and all changes in assets and liabilities during the period between April 1, 2004 and the date of merger.

Article 6 (Duty to manage corporate assets)

Hitachi, Tokico and Unisia shall manage and operate their respective property with the care of a good manager during the period between the date of this Agreement and the date of merger. Should either of them intend to engage in an activity that might materially affect its assets, rights or obligations, such activity shall be undertaken after consultation among Hitachi, Tokico and Unisia.

Article 7 (Payment of cash distribution upon merger (gappei-kofukin))

Hitachi shall pay JPY 4 in cash per share of Tokico’s common stock to the shareholders or registered pledgees recorded on Tokico’s register of shareholders at the close of business on the day immediately preceding the date of merger as an amount equivalent to Tokico’s interim dividend for the period from April 1, 2004 to September 30, 2004 within three months of the date of merger; provided, however, that the amount of such cash distribution may be amended upon consultation between Hitachi and Tokico in view of the state of assets and liabilities of Tokico as of the day immediately preceding the date of merger.

Article 8 (Limitation on dividends)

Hitachi and Tokico may pay dividends to their shareholders or registered pledgees recorded on their registers of shareholders at the close of business on March 31, 2004 until the date of merger, up to the following amounts, respectively:

(1)	Hitachi: JPY 5 per share, JPY 16,490,074,515 in total.

(2)	Tokico: JPY 4 per share, JPY 449,742,312 in total.

Article 9 (Succession of employees)

Hitachi shall succeed to employees of Tokico and Unisia on the date of merger. Matters on their treatment shall be determined upon consultation among Hitachi, Tokico and Unisia.

Article 10 (Retirement allowance for directors and corporate auditors)

Retirement allowances for directors and corporate auditors of Tokico and Unisia who are in office as of the date of the Agreement shall be determined upon consultation among Hitachi, Tokico and Unisia, and subject to approval at respective general meetings of shareholders provided for in Article 11. The payments of these retirement allowances shall be made after the date of merger.

Article 11 (General meeting of shareholders to approve the merger)

Tokico and Unisia shall hold a general meeting of shareholders (hereinafter referred to as the “Meeting”) on June 25, 2004 and June 16, 2004, respectively, for the approval of the Agreement and for the resolution on matters necessary for merger; provided, however, that such dates may be changed upon consultation among Hitachi, Tokico and Unisia when necessary.

2.	Hitachi shall conduct the merger without approval of the Agreement at its general meeting of shareholders pursuant to Article 413-3, paragraph 1 of the Commercial Code of Japan.

Article 12 (Change in terms and conditions of merger and termination of the Agreement for merger)

Should there arise any material change in the states of property and/or business conditions of Hitachi, Tokico and/or Unisia due to natural disaster or other causes, latent material defects be discovered or there occur any specific event that may make achievement of the purpose of the merger impossible, the terms and conditions of the merger may be revised or the Agreement may be terminated upon consultation among Hitachi, Tokico and Unisia.

Article 13 (Effectiveness of the Agreement)

The Agreement shall become null and void in the event that either of approvals at the Meetings as provided for in Article 11, or the approvals by the competent authorities necessary for the execution of the Agreement required by laws and regulations are not obtained.

Article 14 (Matters not provided for in the Agreement)

In addition to the matters provided for in the Agreement, any and all matters necessary for the merger shall be determined upon consultation with sincerity among Hitachi, Tokico and Unisia, which shall be consistent with the purport of the Agreement.

In witness of the Agreement, three originals of the Agreement have been prepared, and Hitachi, Tokico and Unisia each has caused its representative to affix his name and seal thereon and Hitachi, Tokico and Unisia each retains one such original.

May 25, 2004

Etsuhiko Shoyama President and Chief Executive Officer Hitachi, Ltd. 6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo, Japan

Junzo Kawakami President TOKICO LTD. 1-6-3 Fujimi, Kawasaki-ku, Kawasaki-shi, Kanagawa, Japan

Katsukuni Hisano President Hitachi Unisia Automotive, Ltd. 1370 Onna, Atsugi-shi, Kanagawa, Japan

3.	Share exchange ratio in accordance with stipulations in Article 408-2, Clause 1, Item 2 of the Commercial Code

STATEMENT OF REASONS FOR DETERMINATION OF SHARE EXCHANGE RATIO (copy)

TOKICO LTD. (hereinafter “the Company”), Hitachi, Ltd. (hereinafter “Hitachi”), and Hitachi Unisia Automotive, Ltd. (hereinafter “Hitachi Unisia”) have reached an agreement to merge, effective October 1, 2004. In line with this agreement, the companies have also agreed to apply the share exchange ratio (“merger ratio”) detailed below.

As Hitachi Unisia is a wholly-owned subsidiary of Hitachi, no share exchange shall be made between these two companies.

1.	Calculation of the share exchange ratio by a third-party institution

Prior to the holding of discussions and negotiations with Hitachi regarding the share exchange ratio to be employed for the merger, the Company requested KPMG Corporate Finance KK (hereinafter “KPMG”) to calculate the share exchange ratio appropriate to the planned merger. KPMG submitted the results of its calculations to the Company on March 25, 2004.

2.	Appropriate share exchange ratio as calculated by third-party institution

KPMG proceeded to calculate the fair value of the Company’s stock utilizing stock price comparable analysis and discounted cash flow (DCF) analysis. KPMG also calculated the revised book value of the Company. Simultaneously, it evaluated Hitachi’s stock utilizing stock price comparable analysis, and then proceeded to compare the stock values of the two companies, taking into due consideration the valuations of the two companies’ stocks utilizing different methods. Based on calculations of the per-share net worth of the companies, KPMG was able to calculate a share exchange ratio that fairly reflects the true values of the two stocks.

3.	The three parties to the merger reach agreement on share exchange ratio

Representatives of the management of the Company, using the recommended appropriate share exchange ratio as calculated by KPMG as the basis for discussion, then entered into negotiations with representatives of the management of Hitachi, as the result of which it was agreed that shareholders of the Company shall be allotted shares of Hitachi at a share exchange ratio of one (1) share of the Company for 0.521 of a share of Hitachi. Accordingly, a merger agreement incorporating the said share exchange ratio agreed on was signed by representatives of the Company, Hitachi, and Hitachi Unisia on May 25, 2004.

For reference:

The following is a summary, provided for the convenience of shareholders, investors and other stakeholders in the Company, of the share exchange ratio calculations submitted to the Company by KPMG.

(1)	“We evaluated the shares of TOKICO LTD. and Hitachi, Ltd. using stock price comparable analysis, centered on an analysis of the share prices of the two companies’ stocks on the Tokyo Stock Exchange over the period of one year prior to our study. We compared the share prices and the fluctuations thereof over the one year period with those of other companies in the same industrial category, and with the 225-stock Nikkei Average. We calculated the 1-month, 3-month, and 6-month averages for both the shares of TOKICO and those of Hitachi for the period from September 24, 2003 to March 23, 2004, taking into due consideration prior transactions of a similar nature to evaluate the effect of the announcement of the merger on the prices of the stocks.

(2)	We calculated the fair value of the net worth of TOKICO LTD. utilizing DCF analysis based on information gleaned from financial projections (in written form) received from TOKICO as well as from interviews with members of the management of TOKICO.

(3)	On the basis of the value of shareholders’ equity stated in the consolidated balance sheet of TOKICO LTD. for the business term ended September 30, 2003, the fair value of the Company’s net worth was calculated after adjustment was made for asset and liability items with regard to which differences were recognized between book values and market values.”

4.	In accordance with the stipulations of Items 3 to 6 of Clause 1, Article 408-2 of the Commercial Code, the companies that are partners to the proposed merger hereunder present their balance sheets and income statements.

(1) Balance Sheet and Income Statement for TOKICO LTD.

Please see pages 13-16 for the Company’s Balance Sheet and Income Statement.

(2) Balance Sheet and Income Statement for Hitachi, Ltd.

Hitachi, Ltd.

Unconsolidated Balance Sheet

As of March 31, 2004

Millions of yen
ASSETS
Current assets:	¥1,909,420
Cash	265,201
Notes receivable	10,936
Accounts receivable	585,880
Marketable securities	3,319
Money held in trust	82,902
Finished goods	37,523
Semi-finished goods	52,343
Raw materials	36,610
Work in process	167,920
Advances paid	34,068
Short-term loan receivables	370,390
Deferred tax assets	86,903
Others	182,020
Allowance for doubtful receivables	(6,600)
Fixed assets:	1,798,964
Tangible fixed assets –	291,048
Buildings	114,145
Structures	11,507
Machinery	62,666
Vehicles	193
Tools and furniture	56,736
Land	43,840
Construction in progress	1,958
Intangible fixed assets –	153,039
Software	106,753
Railway and public utility installation	729
Others	45,556
Investments and Others –	1,354,876
Investments in affiliated companies	1,048,965
Investments in securities	145,334
Long-term loan receivables	5,606
Deferred tax assets	123,516
Others	31,816
Allowance for doubtful receivables	(361)

Total assets	¥3,708,385

Millions of yen
LIABILITIES
Current liabilities:	¥1,819,420
Trade accounts payable	624,281
Short-term debt	21,641
Commercial paper	20,000
Current installments of debentures	218,470
Other accounts payable	57,695
Accrued expenses	152,135
Advances received from customers	148,711
Deposits received	557,928
Warranty reserve	8,668
Others	9,888
Fixed liabilities:	515,584
Debentures	280,000
Long-term debt	54,428
Accrued pension liability	127,372
Reserve for loss on repurchasing computers	21,260
Reserve for exhibition at The 2005 World Exposition, Aichi, Japan	1,790
Reserve for contribution to Defined Contribution Pension Plan	28,124
Others	2,609
Total liabilities	2,335,005
STOCKHOLDERS’ EQUITY
Capital stock	282,032
Capital surplus:	268,756
Capital reserve	268,708
Others	47
Gain on disposition of treasury stock	47
Retained earnings:	823,768
Earned surplus reserve	70,438
Voluntary reserve	684,444
Reserve for software program development	30,610
Reserve for special depreciation	1,843
Special reserve	651,990
Unappropriated retained earnings	68,885
Unrealized holding gains on securities	30,983
Treasury stock	(32,162)

Total stockholders’ equity	1,373,379

Total liabilities and stockholders’ equity	¥3,708,385

Notes:

(1)	Inventories

Finished goods, semi-finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is determined by the moving average method.

(2)	Securities and money held in trust

Investments in affiliated companies are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized Holding Gains On Securities.” The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

Money held in trust is stated at fair value.

(3)	Depreciation of tangible fixed assets

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

Accumulated depreciation of tangible fixed assets: ¥791,073 million

(4)	Depreciation of intangible fixed assets

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

(5)	Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2004.

Unrecognized net asset of ¥34,771 million at transition is amortized by the straight-line method over 5 years.

Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.

Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.

(6)	Reserve for exhibition at The 2005 World Exposition, Aichi, Japan is based on Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

(7)	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(8)	Short-term receivables from affiliated companies	¥748,443 million
	Long-term receivables from affiliated companies	¥8,874 million
	Short-term payables to affiliated companies	¥1,041,010 million
	Long-term payables to affiliated companies	¥2,000 million

(9)	The difference between acquisition cost and carrying cost of other securities in “Total Stockholders’ Equity,” under Article 124, Item 3 of the Enforcement Regulations of the Commercial Code of Japan, amounted to ¥32,300 million.

(10)	Rights to subscribe for new shares of the Company under Article 280-19, paragraph 1 of the former Commercial Code of Japan

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	217,000 shares	¥1,451	July 27, 2001– July 26, 2005
Common Stock	672,000 shares	¥1,270	Aug. 4, 2002 – Aug. 3, 2006

(11)	In addition to the capitalized fixed assets, as significant equipment, the Company utilizes application software and computer manufacturing equipment under the lease arrangements.
(12)	Pledged assets

	Investments in affiliated companies	¥56 million

(13)	Loan guarantees	¥55,558 million

Hitachi, Ltd.

Unconsolidated Statement of Income

From April 1, 2003 to March 31, 2004

Millions of yen
Net sales	2,488,873
Cost of sales	1,999,740

Gross profit on sales	489,132

Selling, general and administrative expenses	481,584

Operating income	7,548

Non-operating income	61,569
Interest and dividends	52,641
Others	8,927
Non-operating expenses	48,934
Interest	12,089
Others	36,844

Ordinary income	20,183

Extraordinary gain	68,891
Gain on sale of affiliated companies’ common stock and investments in securities	61,861
Gain on sale of land	7,029
Extraordinary loss	10,155
Impairment loss on investments and securities	10,155

Net Income before income taxes	78,918
Income taxes
Current	(61,207)
Deferred	100,014

Net income	40,111
Unappropriated retained earnings at the beginning of the period	37,695
Interim dividends paid	9,894
Transferred retained earnings associated with corporate split	972

Unappropriated retained earnings at the end of the period	68,885

Notes:

(1)	Gain on sale of affiliated companies’ common stock and investments in securities of ¥61,861 million consists of gain on sale of affiliated companies’ common stock of ¥34,229 million and gain on sale of investments in securities of ¥27,632 million.

(2)	Impairment loss on investments and securities of ¥10,155 million consists of impairment loss on common stock and investments in affiliated companies of ¥5,221 million and impairment loss on investments in securities of ¥4,934 million.

(3)	Transferred retained earnings associated with corporate split of ¥972 million is amount of retained earnings transferred to the Company as a result of its acquisition of part of nuclear power businesses of Hitachi Engineering Co., Ltd. and Hitachi Engineering & Services Co., Ltd.

(4)	Sales to affiliated companies	¥801,712 million

	Purchases from affiliated companies	¥1,569,922 million

	Non-operating transactions with affiliated companies	¥106,457 million

(5)	Net income per share	¥12.14

(3)	Balance Sheet and Income Statement for Hitachi Unisia Automotive, Ltd.

Hitachi Unisia Automotive, Ltd.

Unconsolidated balance sheet

As of March 31, 2004

Millions of yen
ASSETS
Current assets:
Cash on hand and in banks	¥1,296
Trade notes receivable	364
Trade accounts receivable	36,184
Finished products	3,077
Semi-finished goods
Raw materials	1,331
Work in process	2,510
Supplies	684
Advances paid	2,942
Other accounts receivable	1,506
Short-term loan receivables	400
Deferred tax assets	8,377
Other current assets	74
Allowance for doubtful receivables	(104)

Total current assets	58,645

Fixed assets:
Tangible fixed assets -
Buildings	15,762
Structures	1,195
Machinery and equipment	18,505
Vehicles	58
Tools, furniture and fixtures	1,686
Land	8,036
Construction in progress	498

Total tangible fixed assets	45,743

Intangible assets -
Software	798
Rights to use of facilities	38

Total intangible assets	837

Investments and other assets -
Investments in securities	13,165
Investments in subsidiaries	12,241
Investments in capital of subsidiaries	616
Long-term loan receivables	17
Long-term prepaid expenses	15
Deferred tax assets	4,185
Other	1,209
Allowance for doubtful receivables	(0)

Total investments and other assets	31,451

Total fixed assets	78,033

Total assets	¥136,678

As of March 31, 2004

Millions of yen
LIABILITIES
Current liabilities:
Trade accounts payable	¥1,206
Trade notes payable	25,408
Short-term borrowings	29,142
Current portion of long-term debt	4,906
Other accounts payable	2,633
Consumption tax payable	467
Accrued expenses	28,842
Advance received	344
Deposits received	167
Warranty reserve	1,800
Other current liabilities	69

Total current liabilities	94,987

Long-term liabilities:
Debentures	10,000
Long-term debt	6,859
Reserve for employees’ retirement benefits	18,502
Reserve for directors’ retirement allowances	88

Total long-term liabilities	35,450

Total liabilities	130,438

SHAREHOLDERS’ EQUITY
Common stock	12,900
Capital surplus:
Capital reserve	3,225
Retained earnings (accumulated deficit):
Reserve for reduction entry of fixed assets	319
Unappropriated retained earnings (accumulated deficit)	(13,609)

Total retained earnings (accumulated deficit)	(13,289)

Unrealized gain on securities	3,403

Treasury stock, at cost
Total shareholders’ equity	6,240

Total liabilities and shareholders’ equity	¥136,678

Notes:	1. Short-term money claims on subsidiaries:	¥4,713 million

	Short-term money obligations to subsidiaries:	¥5,460 million

	2. Short-term money claims on the parent company:	¥10,382 million

	Short-term money obligations to the parent company:	¥20,408 million

	3. Accumulated depreciation:	¥151,601 million

	4. Pledged assets, Tangible fixed assets	¥25,282 million

	5. Guarantee obligations:	¥4,099 million

	6. Payment for management guidance:	¥3,400 million

7. Net assets amounts to ¥3,403 million in accordance with calculation formula in Item 3, Article 124 of the Enforcement Regulations for the Commercial Code.

	8. Accumulated deficits:	¥13,289 million

Hitachi Unisia Automotive, Ltd.

Statement of income

For the year ended March 31, 2004

Millions of yen
Net sales	¥162,972
Cost of sales	136,216
Selling, general and administrative expenses	20,830

Operating income	5,925

Non-operating income:
Interest and dividend income	819
Other	2,155

Total non-operating income	2,974

Non-operating expenses:
Interest expenses	504
Other	3,777

Total non-operating expenses	4,282

Ordinary income	4,617

Extraordinary gains:
Gain on sale of investments in securities	784
Other	17

Total extraordinary gains	802

Extraordinary losses:
Loss on valuation and sale of shares	1,563
Other	506

Total extraordinary losses	2,070

Income before income taxes	3,348

Income taxes:
Current	1,215
Deferred	(79)

Net Income	2,213

Accumulated deficit brought forward from previous year	15,823

Unappropiated accumulated deficit	¥13,609

Note: Transactions with parent company –		Transactions with subsidiaries –
Sales	¥33,462 million	Sales	¥10,005 million
Purchases	¥ 1,668 million	Purchases	¥35,009 million
Non-trading	¥ 50 million	Non-trading	¥ 1,870 million
		Net income per share	¥14.45

Principal accounting policies for preparation of Balance Sheet and Income Statement

1.	Valuation standards and methods of securities

Investments in subsidiary and affiliates: stated at cost using the moving-average method.

Available-for-sale securities

Securities for which market quotations are available:

Stated at fair market value based on the market prices on the Balance Sheet date (Net unrealized gains/losses are directly charged to shareholders’ equity and the cost of sales is computed using the moving-average method.)

Securities for which market quotations are unavailable:

Valued at cost using the moving-average method

2.	Valuation standards and methods of inventories

Finished products, raw materials and work in progress: stated using the period average method

Supplies: stated at cost using the last purchase method

3.	Depreciation and amortization

Tangible fixed assets: depreciated using the declining balance method with the exception of buildings to which the straight-line method is applied. However, facilities attached to buildings are depreciated by the declining balance method.

Intangible assets: amortized using the straight-line method.

Software is amortized in a fixed amount over the estimated marketing period (3 years) or the estimated useful life (5 years).

4.	Reserves and allowances

Allowance for doubtful receivable: provided based on the historical default rate for non-specific claims and individual assessment in an amount deemed not-collectible for specific claims, including claims to obligors threatened with bankruptcy

Warranty reserve: provided for warranty claims corresponding to recognition of sales in an amount deemed necessary based on historical claim rates

Reserve for employees’ retirement benefits

Employees’ retirement benefits are recognized based on the estimated balance of employees’ retirement obligations and pension assets at the Balance Sheet date. Transition obligation of ¥17,127 million will be charged to income over 15 years in a fixed amount. Actuarial shortfall is amortized in a fixed amount based on the average remaining service period of employees, beginning with the following term when the shortfall is recognized. Liabilities for employees’ prior services are amortized in a fixed amount over a 15-year period, which is shorter than the average remaining service period of employees, when the liabilities are recognized.

Reserve for directors’ retirement allowances: provided in an amount deemed necessary for lump-sum payment at retirement of directors and corporate auditors recognized at term-end in line with internal regulations. Provision is made in accordance with stipulations in Article 43 of Enforcement Regulations of the Commercial Code.

5.	Amounts in income statements are exclusive of consumption tax.

Item 3:	Approval of appointment of eight directors

With the expiration of the terms of office for all the current members of the Board of Directors at the end of the General Shareholders meeting, eight directors must be appointed. The following chart provides a list of the candidates and their posts to date. The candidates have already indicated their willingness to serve as directors if their appointments are approved during the General Shareholders Meeting.

Candidate Number	Name & Date of Birth	Resume and Representation of Other Companies		Number of Shares of the Company Owned by the Candidate	Special Interest with the Company
1	Junzo Kawakami (July 29, 1944)	Nov.1982	Entered Hitachi, Ltd.	40,000	None
		June 1997	General Manager of Hitachi Research Laboratory, Hitachi, Ltd.
		Nov. 2001	Chief Technology & Information Officer of Hitachi, Ltd., Automotive Systems
		June 2003	Resigned Hitachi, Ltd.
		June 2003	President and Representative Director of Tokico Ltd. (present)

2	Isao Arimura (Aug. 22, 1944)	Apr. 1968 Feb. 1991 June 1996 June 2002	Entered Tokico Ltd. General Manager of Accounting Dept. Board Director Executive Managing Director (present)	20,000	None
		May 2004	Concurrently as President and Representative Director of Tokico giken Ltd. (present)

3	Kunio Ishida (Sep. 11, 1945)	Apr. 1969 Apr. 1993 June 1995 June 1998 May 2000 June 2002 May 2004	Entered Tokico Ltd. General Manager of Suspension Plant General Manager of Automotive Parts Division Board Director Concurrently as President of Tokico (USA) Inc. Executive Managing Director (present) Resigned as President of Tokico (USA) Inc.	20,000	None

4	Masahiro Suzuki (Dec. 11, 1946)	Apr. 1969 Aug. 1990 June 1998 June 2000 June 2003	Entered Tokico Ltd. General Manager of Automotive Parts Export Dept. General Manager of Automotive Parts Division (present) Board Director Executive Managing Director (present)	14,000	None

5	Masami Ono (Mar. 4, 1948)	Jan. 1974 Aug. 1996 June 2002 Dec. 2002	Entered Tokico Ltd. General Manager of Yamanashi Plant Board Director (present) Concurrently as Chairman of Tokico Automotive (Suzhou) Co., Ltd. (present)	13,000	Yes See Note 1
		Feb. 2004	General Manager of Automotive Parts Division (present)

6	Harutsugu Ushiota (Jan. 30, 1949)	Apr. 1972 June 1995 June 2002	Entered Tokico Ltd. General Manager of Pneumatic Equipment Plant Board Director & Division Executive General Manager of Pneumatic Products Division (present)	11,000	None

Candidate Number	Name & Date of Birth	Resume and Representation of Other Companies		Number of Shares of the Company Owned by the Candidate	Special Interest with the Company
7	Mitsuru Takegoshi (Sep. 18, 1948)	Apr. 1972	Entered Hitachi, Ltd.	10,000	None
		Aug. 2000	Deputy General Manager of Hitachi, Ltd., Automotive Systems
		Feb. 2000	Entered Tokico Ltd. Deputy General Manager of Automotive Parts Division
		June 2002	Board Director (present)
		June 2004	General Manager of Automotive Parts Sales Division

8	Katsukuni Hisano (Mar. 2, 1940)	Apr. 1962 June 1995 June 1997 Apr. 1999 June 2002 June 2002	Entered Hitachi, Ltd. General Manager of Hitachi Plant, Hitachi, Ltd. Director of Hitachi, Ltd. Senior Vice President and Director of Hitachi, Ltd. Director of Hitachi, Ltd. Representative Director and President of Unisia Jecs Corporation. (Currently Hitachi Unisia Automotive, Ltd.)	0	Yes See Note 2
		Oct. 2002	Senior Vice President and Director of Hitachi, Ltd., President
		Apr. 2003	Representative Director Executive Vice President and Director of Hitachi, Ltd.
		June 2003	Representative Executive Officer Executive Vice President and Executive Officer of Hitachi, Ltd.(present)
		June 2003	Concurrently as Board Director of Tokico Ltd. (present)

Notes:	1. Masami Ono is the Chairman of Tokico Automotive (Suzhou) Co., Ltd. Tokico conducts product sales and other transactions with this company.

2.      Katsukuni Hisano is a representative executive officer of Hitachi, Ltd. and is a representative director for Hitachi Unisia Automotive, Ltd. Tokico conducts sales and other transactions with both Hitachi, Ltd. and Hitachi Unisia Automotive, Ltd.

3. Katsukuni Hisano meets the requirements of an external director specified in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Item 4:	Approval of payments to retiring directors and corporate auditor in recognition of their services to the Company

For those directors who will be retiring following the conclusion of today’s General Meeting of Shareholders (Directors Tetsuo Haraikawa and Mitsumasa Yamaya), the Company will determine actual amounts and methods of payment to be made to these individuals within the scope of established company standards, to reward their performance while in office.

The career histories of the retiring directors appear in the chart below.

Name	Resume
Tetsuo Haraikawa	June 1992 Board Director June 1996 Executive Managing Director June 2002 Senior Executive Managing Director (present)
Mitsumasa Yamaya	June 1998 Board Director June 1999 Executive Managing Director (present)

With the approval of Agenda Item 2 (approval of proposal for three-way merger agreement among the Company, Hitachi, Ltd., and Hitachi Unisia Automotive, Ltd.) and Item 3 (approval of appointment of eight directors), seven directors (Junzo Kawakami, Isao Arimura, Kunio Ishida, Masahiro Suzuki, Masami Ono, Harutsugu Ushiota and Mitsuru Takegoshi) and one corporate auditor (Kazuaki Shimizu) will face retirement as a result of the merger. To reward their services by the end of the General Meeting of Shareholders, the Company will determine the amount of payments to be made to these individuals within the scope of established company standards.

The details of the actual amounts and methods of payment will be entrusted to the Board of Directors for such directors, and the deliberations of the Board of Corporate Auditors for such auditor.

Name	Resume

Junzo Kawakami	June 2003 President & Representative Director (present)

Isao Arimura	June 1996 Board Director June 2002 Executive Managing Director (present)

Kunio Ishida	June 1998 Board Director June 2002 Executive Managing Director (present)

Masahiro Suzuki	June 2000 Board Director June 2003 Executive Managing Director (present)

Masami Ono	June 2002 Board Director (present)

Harutsugu Ushiota	June 2002 Board Director (present)

Mitsuru Takegoshi	June 2002 Board Director (present)

Kazuaki Shimizu	June 2003 Corporate Auditor (present)